Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 26, 2021

The following article was posted on social media by Canadian Pacific Railway Limited on April 23, 2021.

Viewpoint: CP-KCS merger makes sense; CN takeover does not

Former senator asserts CN takeover of Kansas City Southern would extinguish competition and risk further consolidation

By Byron L. Dorgan, retired U.S. senator from North Dakota

Making an exception is different than changing one’s mind. That’s how I came to the conclusion that, although I have been a strong and relentless critic of mergers by big Class I railroads, the recently proposed merger by Canadian Pacific (CP) and Kansas City Southern (KCS) is an exception that makes good sense for American shippers, consumers and the economy at large. The recent proposal by Canadian rival CN to buy KCS instead would be exactly the kind of big rail merger that I would oppose.

My history with railroads dates back to my small North Dakota hometown of 300 people. We had train service in our little town. In the middle of the last century, there were many trains connecting big and small towns across America. That big locomotive smoking its way down the tracks made quite an impression in our town. Those train tracks looked to us like they stretched forever. And that train whistle is still an indelible memory. But of course, things changed.

These days the big rail lines have divided the country and they largely decide where they stop and what they carry.

I don’t denigrate those companies. But as a U.S. congressman and senator, I was never supportive of the major rail mergers that made the big railroads bigger and eliminated the small ones. I was an aggressive opponent of that concentration in rail service.

But to me, the proposed merger announced recently by CP and KCS is different. If this merger is approved, the new railroad will still be the smallest Class I railroad in our nation, not a behemoth like the Big Four that dominate the East and West.

But that isn’t the most telling point.

The question that matters most is this: What will this proposed merger mean for shippers and for our economy? Candidly, I think the evidence is clear. The CP-KCS merger will be beneficial for shippers and for our national economy. For that reason, this is the rare exception to my consistent opposition to big railroad mergers.

The opportunity to use a Canadian east-west railroad to connect with a U.S. north-south railroad and open new markets in the North American continent with new and faster service for farmers and manufacturers creates an opportunity for more competition rather than less and it should be approved by the Surface Transportation Board.

While serving in Congress, I pushed back hard against the major rail mergers that were occurring. I viewed all of those mergers as just creating bigger rather than better railroads.

But this CP-KCS merger is very different. I believe it will provide a type of service that does not now exist and in nearly every sense it will provide better and more competitive service. It is the first creation of a U.S.-Mexico-Canada rail network that will create an opportunity for the trade patterns that are set to increase substantially with the USMCA trade agreement. It will allow direct connections to markets where shipments are now slowed by choke points in certain cities. Those direct connections and a resulting more rapid service is clearly beneficial to shippers.

In short, it seems to me the combination of these two railroads will create much needed additional transportation competition as well as expanding access to both growing and new markets. Premerger, CP is the only major railroad that does not reach the Gulf of Mexico, and KCS is the only major railroad that does not reach Chicago. The two do not overlap but meet only at one place — Kansas City — making this the perfect hand-in-glove fit of all the railroads in North America. Any other combination would involve competitive overlaps; this one has none.

I understand that the CP-KCS combination has garnered a lot of support and enthusiasm, including from groups like North Dakota’s grain shippers. And that’s for good reason! For the first time, these grain shippers in the Dakotas will have a real single-line option to reach their end markets rather than having to rely solely on UP or BNSF. Manufacturers in Minnesota, Wisconsin and Iowa will gain new single line routes to the Gulf and to Mexico, expanding options. And in no case will shippers have fewer options.

The CP-KCS proposal stands in stark contrast to the new proposal announced by CN in its attempt to acquire KCS. That proposal may sound similar in that CN is a Canadian railroad, but that’s where the similarity stops.

CN’s proposed takeover raises all of the concerns that I, and many shippers, have voiced about further Class I consolidation: it would extinguish competition options and it would risk a final round of further consolidation that leaves us with just two networks spanning the continent. That is exactly the type of additional rail concentration that will injure shippers.

The competitive harms from a CN-KCS transaction should be obvious. Combining CN and KCS would reduce the number of independent rail routes between the Upper Midwest and the Gulf Coast from four to three.

Shippers in North Dakota are excited about the CP transaction precisely because it would strengthen one of those four routes — making CPKC a stronger competitor against the other major rail systems. The CN proposal not only takes away those gains — by eliminating the possibility of a CP-KCS deal — it also takes away the benefit of the competition between KCS and CN that shippers already have today.

Equally important, a combination of CN and KCS has the potential to create a major disruption in the balance in the North American rail network that has prevented the other big Class I railroads from believing they can successfully continue to satisfy their appetite for more mergers that result in bigger and less competitive railroads.

Not only would a combined CN-KCS be much bigger than an independent CP, it would leave CP without a friendly connection to the Gulf of Mexico and other points. That unique disadvantage would create new pressure for a cascade of further consolidation. That clearly is not in the public interest.

In light of the substantial competitive benefits from a CP-KCS organization (and in recognition of the grave competitive and public interest concerns posed by the CN bid for KCS), I urge the STB to take action to approve the CP-KCS combination.

And it is very important that the board do this in a way to make it clear that this CP-KCS merger is a rare exception to the rule and one that does not send any signals to the other larger rail carriers that more mergers might be acceptable.

I believe the CP-KCS transaction is the rarity that makes sense for shippers and provides options to serve new markets and better serve existing markets. It connects the North American continent in a unique way to create more competition in domestic markets and more opportunities in international trade.

Former Sen. Byron Dorgan has had a lengthy career in public service. He was a congressman and senator for North Dakota for 30 years before retiring from the Senate in 2011. He served on congressional committees and subcommittees with oversight on transportation and energy issues. Dorgan has consulted with CP about the proposed transaction.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI), which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City

Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND

RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.